[redacted]

SUPPL

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2006

(Translation)

October 4, 2006

THE THIRD QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2006

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3- 3486-3331

1. Basis of preparation of the third quarterly consolidated financial statements:
   (1) Adoption of simplified methods in accounting:
   Income taxes are provided with estimate.
   Accounting to the account titles which do not have significant effects on the consolidated financial statements are provided with the methods based on the simplified accounting procedures.
   (2) Change in accounting method compared to the previous consolidated fiscal year: None
   (3) Change in scope of application in consolidation and equity method:

   Number of newly consolidated companies 1 (Fujiyoshida Kewpie. Co., Ltd.)

2. Consolidated business results for nine months ended August 31, 2006 (From December 1, 2005 to August 31, 2006)

(1) Consolidated operating results

	Nine months ended August 31, 2006	Nine months ended, August 31, 2005	(Reference) Year ended November 30, 2005
Net sales	¥ 338,177 million (0.1 %)	¥ 337,882 million (8.3 %)	¥ 455,007 million (7.4 %)
Operating income	¥ 9,695 million (22.3 %)	¥ 7,927 million (-30.1 %)	¥ 12,830 million (-18.1 %)
Ordinary income	¥ 9,849 million (24.0 %)	¥ 7,944 million (-29.9 %)	¥ 12,829 million (-17.3 %)
Net income	¥ 3,907 million (25.5 %)	¥ 3,114 million (-37.6 %)	¥ 5,465 million (-22.0 %)
Net income per share - primary	¥ 25.53	¥ 20.36	¥ 35.25
Net income per share - diluted	¥ 25.53	¥ 18.97	¥ 32.64

Note:
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Changes in consolidated financial conditions

	As of August 31, 2006	As of August 31, 2005	(Reference) As of November 30, 2005
Total assets	¥ 279,256 million	¥ 271,473 million	¥ 265,724 million
Net assets	¥ 154,031 million	¥ 128,789 million	¥ 132,412 million
Equity ratio	48.5%	47.4%	49.8%
Net assets per share	¥ 884.33	¥ 842.10	¥ 865.32

(3) Cash flows

	Nine months ended August 31, 2006	Nine months ended August 31, 2005	(Reference) Year ended November 30, 2005
Net cash provided by operating activities	¥ 9,096 million	¥ 3,405 million	¥ 15,686 million
Net cash used in investing activities	-¥ 13,361 million	-¥ 9,597 million	-¥ 11,625 million
Net cash provided by (used in) financing activities	¥ 5,297 million	¥ 3,671 million	-¥ 7,415 million
Cash and cash equivalents at end of the year	¥ 14,185 million	¥ 13,930 million	¥ 13,127 million

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2006
(From December 1, 2005 to November 30, 2006)

	Year ending November 30, 2006
Net sales	¥ 455,000 million
Operating income	¥ 15,800 million
Ordinary income	¥ 15,400 million
Net income	¥ 7,000 million

(Reference) Estimate of yearly net income per share ¥ 45.70

(Reference)
Details of Sales

(Millions of yen)

Business segment	Line of products	Nine months ended August 31, 2006	Nine months ended August 31, 2005	Year ended November 30, 2005
Foodstuffs	Mayonnaise and dressings	87,220	85,911	115,211
	Fruit applications and cooked foods	36,847	36,772	50,256
	Egg products	64,021	68,624	90,197
	Healthcare products	9,690	9,825	14,952
	Vegetables and salads	73,796	71,834	97,155
	Sub-total	271,575	272,968	367,774
Distribution		66,601	64,914	87,233
	Total	338,177	337,882	455,007

(Notes)
Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.

Consolidated Balance Sheets

(Millions of yen)

	As of August 31, 2006	As of August 31, 2005	As of November 30, 2005
CURRENT ASSETS:			
Cash and deposits	15,130	13,956	13,153
Notes and accounts receivable	69,289	68,190	66,066
Securities	22	27	27
Inventories	17,532	21,289	16,224
Deferred tax assets	1,847	1,481	1,894
Other	4,492	4,636	3,758
Allowance for doubtful accounts	(549)	(621)	(607)
Total current assets	107,765	108,960	100,517
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	111,549	108,387	109,040
Machinery, equipment and transportation equipment	114,209	111,539	113,280
Land	40,402	39,004	39,374
Construction in progress	5,754	4,038	3,392
Other	8,045	7,801	7,905
Accumulated depreciation	(160,294)	(153,531)	(155,186)
Total tangible fixed assets	119,666	117,239	117,807
Intangible fixed assets			
Consolidation adjustment accounts	39	71	63
Other	2,593	2,813	2,923
Total Intangible fixed assets	2,633	2,884	2,986
Investments and other assets			
Investment in securities	25,149	21,778	22,971
Deferred tax assets	990	1,335	1,063
Other	22,986	19,102	20,240
Allowance for doubtful accounts	(265)	(305)	(303)
Total investments and other assets	48,860	41,910	43,971
Total fixed assets	171,159	162,035	164,766
DEFERRED ASSETS:			
Business commence costs	330	477	440
Bond discounts	-	0	-
Total deferred assets	330	477	440
Total assets	279,256	271,473	265,724

	As of August 31, 2006	As of August 31, 2005	As of November 30, 2005
CURRENT LIABILITIES:			
Notes and accounts payable	36,814	39,220	37,133
Short-term loans payable	14,394	19,040	17,662
Current portion of bonds	-	200	-
Current portion of convertible bonds	-	18,629	-
Accounts payable-other	21,097	19,081	20,042
Accrued income taxes	2,420	1,393	1,424
Deferred tax liabilities	2	4	2
Reserve for sales rebates	1,778	2,231	726
Reserve for bonuses	3,226	3,139	1,707
Reserve for directors' and corporate auditors' bonuses	76	-	-
Other	2,788	3,770	5,611
Total current liabilities	82,599	106,710	84,310
LONG-TERM LIABILITIES:			
Bonds	10,500	-	10,000
Long-term loans payable	20,389	11,006	10,380
Deferred tax liabilities	6,105	2,247	5,124
Reserve for retirement benefits	2,802	2,850	2,901
Reserve for directors' and corporate auditors' retirement pay	1,166	1,092	1,161
Other	1,660	1,527	1,513
Total long-term liabilities	42,625	18,723	31,081
Total liabilities	125,224	125,434	115,391
MINORITY INTERESTS	-	17,250	17,919
SHAREHOLDERS' EQUITY:			
Capital stock	-	24,104	24,104
Capital surplus	-	29,418	29,418
Earned surplus	-	76,946	79,295
Unrealized valuation gain on other securities – net	-	3,184	4,448
Cumulative foreign currency translation adjustments	-	(2,366)	(2,353)
Treasury stock	-	(2,497)	(2,500)
Total shareholders' equity	-	128,789	132,412
Total liabilities, minority interests and shareholders' equity	-	271,473	265,724

	As of August 31, 2006	As of August 31, 2005	As of November 30, 2005
NET ASSETS:			
Owners' equity:			
Paid-in capital	24,104	-	-
Capital surplus	29,432	-	-
Earned surplus	81,142	-	-
Treasury stock	(2,273)	-	-
Total owners' equity	132,405	-	-
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	5,168	-	-
Deferred gains or losses on hedges	14	-	-
Translation adjustments	(2,146)	-	-
Total valuation and translation adjustments	3,036	-	-
Minority interests	18,590	-	-
Total net assets	154,031	-	-
Total liabilities and net assets	279,256	-	-

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Nine months ended August 31, 2006	Nine months ended August 31, 2005	Year ended November 30, 2005
NET SALES	338,177	337,882	455,007
COST OF SALES	255,921	258,940	346,520
Gross profit	82,256	78,942	108,487
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	72,561	71,015	95,656
Operating income	9,695	7,927	12,830
NON-OPERATING INCOME:			
Interest income and dividend receivable	401	379	465
Equity income	210	162	183
Other	375	404	627
NON-OPERATING EXPENSES:			
Interest expense	399	398	544
Other	434	530	733
Ordinary income	9,849	7,944	12,829
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	14	18	24
Gain on sales of investment in securities	28	137	245
Other	128	49	91
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	793	387	554
Other	228	489	612
Net income before income taxes and minority interests	9,000	7,273	12,024
Income taxes	3,765	3,263	3,388
Income taxes deferred	526	177	1,910
Minority interests	800	717	1,260
Net income	3,907	3,114	5,465

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended August 31, 2006	Nine months ended August 31, 2005	Year ended November 30, 2005
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	9,000	7,273	12,024
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	9,262	9,185	12,279
Loss of impairment of fixed assets	142	-	-
Equity income	(210)	(162)	(183)
Decrease in reserve for retirement benefits	(3,720)	(2,707)	(3,661)
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	4	(516)	(447)
Increase (decrease) in reserve for sales rebates	1,052	1,262	(242)
Increase in reserve for directors' and corporate auditors' bonuses	76	-	-
Increase in reserve for bonuses	1,518	1,501	70
Increase (decrease) in allowance for doubtful accounts	(96)	66	50
Interest income and dividend receivable	(401)	(379)	(465)
Interest expense	399	398	544
Gain on sales of investment in securities	(28)	(137)	(231)
Loss on sales and disposal of fixed assets	778	368	529
Increase in notes and accounts receivable	(3,187)	(2,534)	(374)
(Increase) decrease in inventories	(1,284)	(5,054)	43
Increase (decrease) in notes and accounts payable	(269)	1,607	(353)
Increase (decrease) in accounts payable - other	1,887	(812)	(777)
Increase (decrease) in accrued consumption taxes	(220)	(102)	168
Directors' and corporate auditors' bonuses paid	(70)	(87)	(88)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(31)	(29)	(29)
Other	(2,532)	(1,115)	1,824
Sub total	12,066	8,026	20,679
Interest income and dividends received	296	460	540
Interest paid	(402)	(251)	(532)
Income taxes paid	(2,863)	(4,830)	(5,001)
Net cash provided by operating activities	9,096	3,405	15,686
II . CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities	(11)	(19)	(27)
Sales of securities	16	19	27
Purchases of tangible fixed assets	(11,455)	(7,994)	(10,707)
Purchases of intangible fixed assets	(494)	(525)	(857)
Purchases of investment in securities	(865)	(445)	(497)
Sales of investment in securities	72	1,497	2,646
Loans receivable made	(571)	(3,286)	(5,813)
Collection of loans receivable	113	1,943	4,554
Disbursements for time deposits	(1,025)	(210)	(220)
Withdrawal of time deposits	26	357	369
Other	833	(934)	(1,100)
Net cash used in investing activities	(13,361)	(9,597)	(11,625)

	Nine months ended August 31, 2006	Nine months ended August 31, 2005	Year ended November 30, 2005
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowing on short-term loans	60,050	57,651	79,247
Repayment of short-term loans	(63,431)	(49,344)	(72,733)
Borrowing on long-term loans	12,563	550	800
Repayment of long-term loans	(2,497)	(2,771)	(3,604)
Issue of bonds	500	-	9,937
Redemption of bonds	-	-	(200)
Redemption of convertible bonds	-	-	(18,629)
Paid in from minority shareholders	17	-	183
Cash dividends paid	(1,990)	(2,066)	(2,066)
Cash dividends paid to minority shareholders	(156)	(157)	(157)
Repurchase of treasury stock	(5)	(189)	(192)
Sales of treasury stock	246	-	-
Net cash provided by (used in) financing activities	5,297	3,671	(7,415)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	25	0	30
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,058	(2,520)	(3,324)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,127	16,451	16,451
Ⅶ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	14,185	13,930	13,127

SEGMENT INFORMATION

(1) Segment information of business lines

Nine months ended August 31, 2006 (From December 1, 2005 to August 31, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	271,575	66,601	338,177	-	338,177
(2) Internal sales or transfers to/from segments	7	18,041	18,048	(18,048)	-
Total	271,583	84,643	356,226	(18,048)	338,177
Operating expenses	260,096	82,184	342,280	(13,798)	328,482
Operating income	11,487	2,458	13,945	(4,250)	9,695

Nine months ended August 31, 2005 (From December 1, 2004 to August 31, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	272,968	64,914	337,882	-	337,882
(2) Internal sales or transfers to/from segments	6	18,065	18,071	(18,071)	-
Total	272,974	82,979	355,954	(18,071)	337,882
Operating expenses	263,908	80,184	344,092	(14,137)	329,955
Operating income	9,066	2,795	11,861	(3,933)	7,927

Previous fiscal year (From December 1, 2004 to November 30, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	367,774	87,233	455,007	-	455,007
(2) Internal sales or transfers to/from segments	9	24,245	24,254	(24,254)	-
Total	367,783	111,478	479,262	(24,254)	455,007
Operating expenses	353,425	107,457	460,883	(18,706)	442,176
Operating income	14,357	4,021	18,379	(5,548)	12,830

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company and consolidated subsidiaries K.System Co., Ltd. and Kewpie Ai Co., Ltd.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 4,301 million, ¥ 4,108 million, and ¥ 5,782 million for the nine months ended August 31, 2006 and 2005 and the previous fiscal year ended November 30, 2005, respectively.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales in the nine months ended August 31, 2006 and 2005 and in the previous fiscal year ended November 30, 2005, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the nine months ended August 31, 2006 and 2005 and in the previous fiscal year ended November 30, 2005, are less than 10% of consolidated sales, respectively.